May 11, 2026

Nan Zheng
Chief Executive Officer and Chief Financial Officer
Wetour Robotics Limited
Room 7003
3300 N Interstate 35 Ste 700
Austin, TX 78705

        Re: Wetour Robotics Limited
            Registration Statement on Form F-3
            Filed April 30, 2026
            File No. 333-295457
Dear Nan Zheng:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Lawrence S. Venick, Esq., of Loeb & Loeb LLP